UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities and Exchange Act of 1934
(Amendment No. __________)*

Rouge Industries, Inc.
(Name of Issuer)

 Class A of Common Stock
(Name of Class of Securities)

779099100

(CUSIP Number)


Check the following box if a fee is being paid with this statement
    (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP # 779099100		SCHEDULE 13G	     Page 2 of 4

1.	NAME OF REPORTING PERSON
	S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

		Donald Smith & Co., Inc.    13-2807845

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

A Delaware Corporation

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER:
	1,103,700 Shares

6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER:
0 Shares

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER:
	1,103,700 Shares

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER:
	0 Shares

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,103,700 Shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

7.3%

12.  TYPE OF REPORTING PERSON:		IA


	SCHEDULE 13G		Page 3 of 4

Item 1(a)	Name of Issuer:
		Rouge Industries, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
		3001 Miller Road
PO Box 1699
Dearborn, MI 48121-1699

Item 2(a)	Name of Person Filing:
	Donald Smith & Co., Inc.

Item 2(b)	Address of Principal Business Office:
East 80 Route 4 - Suite 360
		Paramus, New Jersey  07652

Item 2(c)	Citizenship:  A Delaware Corporation
Item 2(d)	Title of Class of Securities:  Class A of Common
Item 2(e)	CUSIP Number: 779099100

Item 3. This statement is filed pursuant to Rule 13d-1 (b), and the person filing is an investment advisor registered under section 203 of the Investment Advisors Act of 1940.

Item 4(a):
	1,103,700 Shares Beneficially Owned
Item 4(b):
	7.3% of class

Item 4(c)
   (i)	1,103,700 sh. (sole power to vote)
   (ii)	0 sh (shared power to vote)
   (iii)	1,103,700 sh. (Sole power to dispose)
(iv) 0 shares (shared power to dispose)

Item 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

	Not applicable

Item 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON

     All securities reported in this schedule are owned by advisory clients of Donald Smith & Co., Inc., no one of which, to the knowledge of Donald Smith & Co., Inc. owns more than 5% of the class.

SCHEDULE 13G		Page 4 of 4

Item 7   IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY
THE PARENT HOLDING COMPANY

	Not applicable

Item 8    IDENTIFICATION ANE CLASSIFICATION OF MEMBERS OF
THE GROUP

	Not applicable

Item 9     NOTICE OF DISSOLUTION OF GROUP
	Not applicable

Item 10

	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 2, 2001

/s/ Donald Smith

Name:   Donald Smith
Title:  President